UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COLGATE-PALMOLIVE COMPANY
(Exact name of the registrant as specified in its charter)

Delaware	1-644	13-1815595
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Avenue, New York, NY		10022
(Address of Principal Executive Offices)		(Zip Code)

Stanley J. Sutula III
Chief Financial Officer
(212) 310-2000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Colgate-Palmolive Company (the “Company”) has filed this Specialized Disclosure Form (Form SD) (including the Conflict Minerals Report) for the year ended December 31, 2020 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 relating to “conflict minerals.” This report is also available in the “For Investors” section of the Company’s website at https://www.colgatepalmolive.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Form (Form SD) nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the year ended December 31, 2020 is filed as Exhibit 1.01 of this Specialized Disclosure Form (Form SD).

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01    Conflict Minerals Report of Colgate-Palmolive Company, as required by Items 1.01 and 1.02 of this Specialized Disclosure Form (Form SD).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLGATE-PALMOLIVE COMPANY

Date: June 1, 2021	By:	/s/ Stanley J. Sutula III
	Name:	Stanley J. Sutula III
	Title:	Chief Financial Officer